

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05048934

March 25, 2005

Thomas H. Welch, Jr.
Vice President – Legal
General Corporate Counsel
Dell Inc.
One Dell Way
Round Rock, TX 78682-2244

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/25/2005

Re: Dell Inc.
Incoming letter dated March 10, 2005

Dear Mr. Welch:

This is in response to your letter dated March 10, 2005 concerning the shareholder proposal submitted to Dell by Linda S. Bush. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Linda S. Bush
7927 Escala Drive
Austin, TX 78735

Dell Inc.
One Dell Way
Round Rock, Texas 78682-2244

Telephone 512.338.4400
www.dell.com



March 10, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dell Inc. Stockholder Proposal Submitted by
Linda S. Bush Received February 9, 2005

Ladies and Gentlemen:

This letter is submitted by the undersigned on behalf of Dell Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934.

On February 9, 2005, the Company received a proposal from Linda S. Bush for inclusion in its proxy materials for its 2005 Annual Meeting of Stockholders. The proposal (a complete copy of which is attached as Exhibit A) requests the Company pay a dividend on its outstanding common stock. For the reasons set forth below, the Company intends to omit Ms. Bush's proposal from its 2005 proxy statement.

The proposal may be properly omitted from the Company's 2005 proxy statement because Ms. Bush has failed to meet the deadline for submission of proposals under Rule 14a-8(e) — Under Rule 14a-8(e), a stockholder desiring to submit a proposal for inclusion in a company's proxy materials must submit the proposal prior to the deadline set forth in the proxy materials for the previous year. In the instant case, the deadline for submitting proposals for inclusion in the Company's upcoming proxy statement, calculated in accordance with Rule 14a-8(e)(2), was January 28, 2005. That deadline, as well as instructions on how to submit a proposal, can be found on page 29 of the Company's 2004 proxy statement. The Company did not receive Ms. Bush's proposal until February 9, 2005, almost two weeks after the published deadline.

Timing of response and filing — Rule 14a-8 establishes two relevant response and filing timeframes for dealing with stockholder proposals. First, under Rule 14a-8(f), within 14 calendar days of receiving the proposal, the company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal timely). Second, under Rule 14a-8(j), if the company intends to exclude the proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission.

The Company's 2005 annual meeting of stockholders is currently scheduled for July 15, 2005, and the Company anticipates that it will file definitive proxy materials for that meeting on or before May 31, 2005. This letter is being filed with the Commission more than 80 days prior to that anticipated filing date, as required by Rule 14a-8(j).

Representatives of the Company have communicated with Ms. Bush and have indicated that the Company intends to omit her proposal from its upcoming proxy statement due to the lateness of her submission.

Conclusion — For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission due to the exclusion of Ms. Bush's proposal from the Company's 2005 proxy materials. If for any reason the Staff does not agree with our conclusions, as set forth herein, the undersigned would like to meet with the Staff to discuss the issues presented by this letter. If the Staff has any questions or has formulated a response to this request, please contact the undersigned by telephone at 512-728-0587 or by facsimile at 512-283-0587.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter (each of which has a copy of the proposal attached), which sets forth the grounds upon which we deem omission of the proposal to be proper.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to the undersigned in the accompanying envelope.

Sincerely,



Thomas H. Welch, Jr.
Vice President – Legal
General Corporate Counsel

Enclosures
cc: Linda S. Bush

EXHIBIT A

Stockholders Proposal - Dividends

For over 5 years I have asked at Dell's annual Stockholders Meeting for dividends. I am now known as "the Dividend Lady". With the tax law change - taxing up to 15% of dividends, we will not have double taxation. Dividends are very popular now, and show growth and stability of a company. Paying $.18 annually a share would result cost wise of approximately $460 million keeping many benefits as many more mutual and public funds and individuals will buy your stock. I submit this proposal for your kind consideration.

Linda S. Bush
7927 Escala Drive
Austin, Tx. 78735
(512) 891-7733
633-4499 cell

Holder of 2000+ shares.
Merrill Lynch will document & fax necessary information regarding this

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dell Inc.
Incoming letter dated March 10, 2005

The proposal relates to dividends.

There appears to be some basis for your view that Dell may exclude the proposal under rule 14a-8(e)(2) because Dell received it after the deadline for submitting proposals. We note in particular your representation that Dell did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Dell omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel